Exhibit 1.1
BUSINESS, FINANCIAL AND RISK FACTOR UPDATE
Canadian Solar Inc.
We design, manufacture and sell solar cell and module products that convert sunlight into electricity for a variety of uses. We are incorporated in Canada and conduct all of our manufacturing operations in China. Our products include a range of standard solar modules built to general specifications for use in a wide range of residential, commercial and industrial solar power generation systems. We also design and produce specialty solar modules and products based on our customers’ requirements. Specialty solar modules and products consist of customized modules that our customers incorporate into their own products, such as solar-powered bus stop lighting, and complete specialty products, such as solar-powered car battery chargers. Our products are sold primarily under our own brand name and also produced on an OEM basis for our customers. We also implement solar power development projects, primarily in conjunction with government organizations to provide solar power generation in rural areas of China.
We currently sell our products to customers located in various markets worldwide, including Germany, Spain, Canada, Korea and China. We currently sell our standard solar modules to distributors and system integrators. We sell our specialty solar modules and products directly to various manufacturers who integrate the specialty solar modules into their own products and sell and market the specialty solar products as part of their product portfolio.
We have historically manufactured our module products from solar cells purchased from third-party manufacturers. In 2007, we began to pursue a new business model that combines internal manufacturing capacity supplemented by direct material purchases and outsourced toll manufacturing relationships which we believe provides the company with several competitive benefits. We believe that this approach allows us to benefit from the increased margin available to vertically integrated solar manufacturers while reducing the capital expenditures required relative to a fully vertically integrated business model. We also believe that this business model provides us with greater flexibility to respond to short-term demand patterns and longer-term to take advantage of the availability of low-cost outsourced manufacturing capacity. Additionally, these steps towards increased vertical integration of our supply chain have enabled us to improve production yields, control our inventory more efficiently and improve cash management, resulting in increased confidence in our forecasts for revenue growth and margin improvement in the future.
We believe that we have contractually secured 90% of our silicon and solar cell requirements to support solar module production of 200 to 220MW in 2008. For silicon material supplies, we have entered into a five-year supply agreement with Luoyang Zhong Gui High Tech Co. Ltd in China from 2006 to 2010 for high purity silicon. For silicon wafers, we have entered into a three-year fixed price and volume agreement with LDK Solar Co., Ltd., or LDK, from 2008 to 2010 for specified quantities of solar wafers, including 50MW for delivery in 2008. We also have standby toll manufacturing arrangements with LDK and other ingot and wafer manufacturers to convert our virgin polysilicon and reclaimed silicon feedstock into wafers. In January 2007, we entered into a supply agreement with Deutsche Solar, a subsidiary of SolarWorld AG of Germany, for a supply of multi-crystalline silicon wafers through 2018. In November 2007, we entered into various agreements with China Sunergy Co., Ltd. for a supply of 25MW of solar cells for delivery in 2008, and an agreement with Gintech Energy Corporation of Taiwan for a supply of 17 to 22MW of solar cells for delivery in 2008. We have other silicon wafer and solar cell supply agreements in place. We continue to evaluate new technologies, including the use of upgraded metallurgical grade silicon material. If the results of our evaluation are positive, we intend to use upgraded metallurgical grade silicon material in the production of solar ingots, wafers, cells and modules. We believe that the use of upgraded metallurgical grade silicon material could increase our total solar module shipments by 30 to 40MW in 2008.

We have aggressively expanded our manufacturing capacity for both solar cells and solar modules. We have continued to expand our own in-house solar cell manufacturing abilities, completing our first solar cell production line with an annual capacity of 25MW in the first quarter of 2007 and our second 25MW production line in the third quarter of 2007. We have recently installed our third and fourth solar cell production lines and expect our annual solar cell production capacity to reach 100MW by December of 2007. Currently, we intend to use all of our solar cells in the manufacturing of our own solar module products. At September 30, 2007, we had 180MW of annual module manufacturing capacity between our Suzhou, Changshu and Luoyang facilities. We expect to open another new Changshu solar module plant in January 2008, which we anticipate will increase our total annual solar module production capacity to 400MW by the first quarter of 2008.
In addition, we have commenced work on two new projects:
•	Expansion of our internal solar cell manufacturing capacity from 100 to 250MW. We expect to complete this project by the summer of 2008.

•	Construction of a solar ingot and wafer plant in the City of Luoyang, China. We expect to complete the initial phase of this project by the summer of 2008, which will give us an annual solar wafer capacity of 40 to 60MW.
We believe that the substantial industry and international experience of our management team has helped us foster strategic relationships with suppliers throughout the solar power industry value chain. We also take advantage of our flexible and low cost manufacturing capability in China to lower our manufacturing and operating costs. We believe we have a proven track record of low cost and rapid expansion of solar cell and solar module manufacturing capacity.
We have grown rapidly since March 2002, when we sold our first solar module products. Our net revenues increased from $9.7 million in 2004 to $68.2 million in 2006, and from $43.8 million for the nine months period ended September 30, 2006 to $175.3 million for the nine months ended September 30, 2007. We sold 2.2MW, 4.1MW and 14.9MW of our solar module products in 2004, 2005 and 2006, respectively, and 10.9MW and 45.6MW for the nine months ended September 30, 2006 and 2007, respectively.
Industry Background
Solar power has recently emerged as one of the most rapidly growing renewable energy sources. Solar cells are fabricated from silicon wafers and convert sunlight into electricity through a process known as the photovoltaic effect. Solar modules, which are an array of interconnected solar cells encased in a weatherproof frame, are mounted in areas with direct exposure to the sun to generate electricity from sunlight. Solar power systems, which are comprised of solar modules, related power electronics and other components, are used in residential, commercial and industrial applications and for customers who have no access to an electric utility grid.
According to Solarbuzz, an independent solar energy research firm, the global solar power market, as measured by annual solar system installations, increased from 345MW in 2001 to 1,744MW in 2006, representing a CAGR of 38.3%. During the same period, solar power industry revenues grew from approximately $2.4 billion in 2001 to approximately $10.6 billion in 2006, representing a CAGR of 34.6%. Solarbuzz projects that solar power industry revenues and solar system installations will reach $18.6 billion and 4,177MW, respectively, by 2011. According to Solarbuzz, worldwide installations of solar power systems are expected to grow at a CAGR of 19.1% from 2006 to 2011, led by shipments for on-grid applications, where solar power is used to supplement a customer’s electricity purchased from the utility network. We believe growth in the near term will be constrained by the limited availability of high-purity silicon.
We believe the following factors have driven and will continue to drive growth in the solar power industry:
•	government incentives for solar power and other renewable energy sources;

•	fossil fuel supply constraints and desire for energy security;

•	growing awareness of the advantages of solar power, including its peak energy generation advantage, fuel risk advantage, scalability, reliability and environmentally friendly nature;

•	advances in technologies making solar power more cost-efficient; and

•	large market among underserved populations in rural areas of developing countries with little or no access to electricity.
Our Competitive Strengths
We believe that the following competitive strengths enable us to compete effectively and to capitalize on the rapid growth in the global solar power market:
•	our ability to manage our supply chain via long term supply contracts and toll manufacturing arrangements, allowing us to secure a cost-effective supply of solar wafers and solar cells;

•	our ability to quickly and cost-effectively increase our internal manufacturing capacity for solar cells and modules;

•	the strength of our customer relationships in the rapidly expanding global solar market;

•	our continued focus on maintaining a reputation for high quality and reliable solar modules and excellent customer support; and

•	our established senior management team with significant industry and international expertise.
Our Strategies
Our objective is to be a global leader in the development and manufacture of solar module products. We have developed the following strategies, based on our experience, to anticipate changes in the industry:
•	pursue a balanced and diversified solar cell supply strategy by entering into long-term solar cell and solar wafer supply contracts, toll manufacturing arrangements and developing our in-house solar cell and solar wafer manufacturing capabilities;

•	continue to proactively manage silicon raw material supply by securing long term silicon raw materials contracts;

•	continue to diversify silicon supply sources including the development of products utilizing upgraded metallurgical grade silicon;

•	further diversify our geographic presence, customer base and product mix;

•	enhance innovation and efficiency through R&D; and

•	build a leading global brand.
Corporate Structure
We were incorporated pursuant to the laws of the Province of Ontario in October 2001. We changed our jurisdiction by continuing under the Canadian federal corporate statute, the Canada Business Corporations Act, or CBCA, effective June 1, 2006. As a result, we are governed by the CBCA.
In November 2001, we established CSI Solartronics (Changshu) Co., Ltd., or CSI Solartronics, which is our wholly owned subsidiary located in Changshu, China. Through CSI Solartronics, we focus primarily on the production of specialty solar modules and products. In addition to CSI Solartronics, we also currently have six other wholly owned subsidiaries: (i) CSI Solar Manufacture Inc., or CSI Solar Manufacturing, located in Suzhou, China, which we incorporated in January 2005, through which we focus primarily on the production of standard solar modules; (ii) CSI Solar Technologies Inc., or CSI Solar Technologies, also located in Suzhou, China, which we incorporated in August 2003, through which we focus on solar module product development; (iii) CSI Central Solar Power Co., Ltd., or CSI Luoyang, in Luoyang, China, which we incorporated in February 2006, through which we currently manufacture solar modules and intend to manufacture solar ingots and solar wafers; (iv) CSI Cells Co., Ltd., or CSI Cells, formerly known as CSI Solarchip International Co., Ltd., which we incorporated in June 2006 and completed the first cell production line in the first quarter of 2007, through which we manufacture solar cells; (v) Changshu CSI Advanced Solar Inc., or CSI Advanced, which was incorporated in August 2006 and through which we intend to manufacture solar modules; and (vi) CSI Solar Inc., which was incorporated in Delaware in June 2007. CSI Advanced is not yet operational and is currently in the construction and preparatory phase. In May 2007, we set up a representative office in Phoenix, Arizona, to enhance our sales and marketing efforts in the U.S. market. This office became affiliated with CSI Solar Inc. after its incorporation in June 2007.
Corporate Information
Our principal executive offices are located at No. 199 Lushan Road, Suzhou New District, Suzhou, Jiangsu 215129, People’s Republic of China. Our telephone number at this address is (86-512) 6690-8088 and our fax number is (86-512) 6690-8087. Our mailing address in Canada is located at 675 Cochrane Drive, East Tower, 6th Floor, Markham, Ontario L3R 0B8. Our telephone number at this address is (1-905) 530-2334 and our fax number is (1-905) 530-2001.

Summary Consolidated Financial Data
The following summary consolidated statement of operations data for the years ended December 31, 2003, 2004, 2005 and 2006 and summary consolidated balance sheet data as of December 31, 2003, 2004, 2005 and 2006 are derived from our audited consolidated financial statements, which have been audited by an independent registered public accounting firm. Our summary consolidated statement of operations data for the year ended December 31, 2002 and our consolidated balance sheet data as of December 31, 2002 have been derived from our unaudited consolidated financial statements, which are not included in our annual report, but which have been prepared on the same basis as our audited consolidated financial statements. The summary consolidated statement of operations data for the nine months ended September 30, 2006 and 2007 and summary balance sheet data as of September 30, 2007 are derived from our unaudited condensed consolidated financial statements.
The audited financial statements are prepared and presented in accordance with U.S. GAAP. Our unaudited financial statements have been prepared on the same basis as our audited financial statements and, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. Our historical results do not necessarily indicate results expected for any future periods.

						For the Nine Months Ended
	Year Ended December 31,					September 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands of US$, except share and per share data, and operating data and percentages)
Statement of operations data:
Net revenues	$4,042	$4,113	$9,685	$18,324	$68,212	$43,841	$175,339
Cost of revenues(1)	2,628	2,372	6,465	11,211	55,872	31,601	166,172

Gross profit	1,414	1,741	3,220	7,113	12,340	12,240	9,167

Operating expenses(1)
— Selling expenses	81	39	269	158	2,909	1,676	4,560
— General and administrative expenses	405	1,039	1,069	1,708	7,923	4,483	11,378
— Research and development expenses(2)	7	20	41	16	398	115	677

Total operating expenses	493	1,098	1,379	1,882	11,230	6,274	16,615

Income/(loss) from operations	921	643	1,841	5,231	1,110	5,966	(7,448)
Interest expenses	—	—	—	(239)	(2,194)	(1,980)	(943)
Interest income	—	1	11	21	363	91	396
Loss on change in fair value of derivatives related to convertible notes	—	—	—	(316)	(6,997)	(6,997)	—
Loss on financial instruments related to convertible notes	—	—	—	(263)	(1,190)	(1,190)	—
Other — net	— (3)	10	(32)	(25)	(90)	(13)	1,716
Income tax expense	(81)	(34)	(363)	(605)	(432)	(202)	77
Minority interests	(215)	(209)	—	—	—	—	—

Income/(loss) before extraordinary gain	625	411	1,457	3,804	(9,430)	(4,325)	(6,202)
Extraordinary gain	—	350	—	—	—	—	—

Net income/(loss)	625	761	1,457	3,804	(9,430)	(4,325)	(6,202)

Earnings per share, basic and diluted
— Extraordinary gain	—	0.02	—	—	—	—	—

— Net income (loss)	0.04	0.05	0.09	0.25	(0.50)	(0.25)	(0.23)

Shares used in computation Basic and diluted	15,427,995	15,427,995	15,427,995	15,427,995	18,986,498	17,275,330	27,279,021

Other financial data:
Gross margin	35.0%	42.3%	33.2%	38.8%	18.1%	28.0%	5.2%
Operating margin	22.8%	15.6%	19.0%	28.5%	1.6%	13.6%	(4.2)%
Net margin	15.5%	18.5%	15.0%	20.8%	(13.8)%	(9.9)%	(3.5)%

(1)	Share-based compensation expenses are included in our cost of revenues and operating costs and expenses.

(2)	We also conduct research and development activities in connection with our implementation of solar power development projects. These expenditures are included in our cost of revenues.

(3)	Less than one thousand.

	As of December 31,					As of September 30,
	2002	2003	2004	2005	2006	2007
	(in thousands of US$)
Balance Sheet Data:
Cash and cash equivalents	$596	$1,879	$2,059	$6,280	$40,911	$27,402
Restricted cash	—	27	27	112	825	3,357
Inventories	312	313	2,397	12,162	39,700	65,918
Accounts receivable, net	1,047	257	636	2,067	17,344	49,061
Advances to suppliers	3	81	370	4,740	13,484	18,731
Value added tax recoverable	167	142	22	815	2,281	7,926
Other current assets	51	95	150	257	2,398	2,473

Total current assets	2,176	2,794	5,661	26,433	116,943	174,868
Property, plant and equipment, net	291	244	453	932	7,910	31,688
Intangible assets	—	—	—	—	39	91
Prepaid-rental	—	—	—	—	1,103	1,178
Deferred tax assets (non-current)	9	15	31	65	3,639	3,837

Total assets	2,476	3,053	6,145	27,430	129,634	211,662

Short-term borrowings	—	—	—	1,300	3,311	51,651
Accounts payable	488	426	824	4,306	6,874	14,919
Other payable	65	398	302	892	993	5,189
Advances from suppliers and customers	113	18	273	2,823	3,225	9,496
Income tax payable	92	119	407	914	112	509
Amounts due to related parties	12	93	189	431	149	202
Embedded derivatives related to convertible notes	—	—	—	3,679	—	—
Other current liabilities	61	147	761	1,022	1,191	1,330

Total current liabilities	831	1,201	2,756	15,367	15,855	83,296
Accrued warranty costs	39	79	167	341	875	2,552
Long term debt	—	—	—	—	—	10,003
Convertible notes	—	—	—	3,387	—	—
Financial instruments related to convertible notes	—	—	—	1,107	—	—
Other non-current liabilities	261	261	261	261	—	—

Total liabilities	1,131	1,541	3,184	20,463	16,730	95,851
Total shareholders’ equity	1,345	1,512	2,961	6,967	112,904	115,811

Total liabilities and shareholders’ equity	$2,476	$3,053	$6,145	$27,430	$129,634	$211,662

Number of shares outstanding	15,427,995	15,427,995	15,427,995	15,427,995	27,270,000	27,290,298	(4)

(4)	Excluding 566,190 restricted shares, which were subject to restrictions on voting and dividend rights and transferability, as of December 31, 2006.

Results of Operations for the Nine Months Ended September 30, 2006 and 2007
Net Revenues. Our total net revenues increased 300.2% from $43.8 million for the nine months ended September 30, 2006 to $175.3 million for the nine months ended September 30, 2007. The increase was due primarily to a significant increase in net revenues generated from the sale of our solar module products from $43.8 million for the nine months ended September 30, 2006 to $166.0 million for the nine months ended September 30, 2007. However, as a percentage of total revenues, solar module product sales decreased from 99.8% to 94.7% due to an increase in silicon material sales to third party customers.
There was a significant decrease in other net revenues generated from our implementation of solar power development projects from $68,000 for the nine months ended September 30, 2006 to nil for the nine months ended September 30, 2007, primarily due to our substantial completion of the remaining milestones in the “Solar Electrification for Western China” project in 2005, for which a portion of revenue had been recognized in 2006 after final customer acceptance.
The volume of our solar module products sold increased from 10.9MW for the nine months ended September 30, 2006 to 45.6MW for the nine months ended September 30, 2007. The significant increase in the volume of our solar module products sold was driven by several factors, including favorable incentive programs that stimulated demand for our products in our main target markets of Germany, Spain and Italy, establishment of customer relationships with several large solar integrators in our target markets and an increase in module production capacity to fulfill this demand.
Cost of Revenues. Our cost of revenues increased 425.9% from $31.6 million for the nine months ended September 30, 2006 to $166.2 million for the nine months ended September 30, 2007. The increase in our cost of revenues was due primarily to a significant increase in the quantity of solar cells needed to produce an increased output of our standard solar modules and the rising prices of silicon feedstock and solar cells arising from the industry-wide shortage of high-purity silicon. As a percentage of our total net revenues, cost of revenues increased from 72.1% for the nine months ended September 30, 2006 to 94.8% for the nine months ended September 30, 2007, with the increase primarily due to rising prices of silicon feedstock and solar cells arising from an industry-wide shortage of high-purity silicon.
Gross Profit. As a result of the foregoing, our gross profit decreased from $12.2 million for the nine months ended September 30, 2006 to $9.2 million for the nine months ended September 30, 2007. Our gross margin decreased from 27.9% for the nine months ended September 30, 2006 to 5.2% for the nine months ended September 30, 2007. The decrease in gross margin was due primarily to the rising prices of silicon feedstock and solar cells arising from the industry-wide shortage of high-purity silicon and a decrease in average selling prices for our solar module products. We have increased our quarterly gross margin in each quarter since the fourth quarter of 2006, from 0.4% in the quarter ended December 31, 2006 to 6.5% in the quarter ended September 30, 2007. Although we have improved our gross margin through continued sales growth and effective cost controls, we cannot assure you that we will continue to do so in future periods.
Operating Expenses. Our operating expenses increased by 164.8% from $6.3 million for the nine months ended September 30, 2006 to $16.6 million for the nine months ended September 30, 2007. The increase in our operating expenses was due primarily to an increase in our general and administrative expenses and selling expenses. Operating expenses as a percentage of our total net revenue decreased from 14.3% for the nine months ended September 30, 2006 to 9.5% for the nine months ended September 30, 2007.

Selling Expenses. Our selling expenses increased from $1.7 million for the nine months ended September 30, 2006 to $4.6 million for the nine months ended September 30, 2007. Selling expenses as a percentage of our total net revenues decreased from 3.8% for the nine months ended September 30, 2006 to 2.6% for the nine months ended September 30, 2007. The increase in our selling expenses was due primarily to (i) the increase in share-based compensation expenses that we incurred in connection with our grant of share options and restricted shares to sales and marketing personnel, (ii) the increase in freight charges and export processing fees caused by our increasing use of cost, insurance and freight sales terms in the nine months ended September 30, 2007 comparing to mostly free-on-board or ex-work sales terms in the nine months ended September 30, 2006 and (iii) an increase in salaries and benefits as we hired additional sales personnel to handle our increased sales volume.
General and Administrative Expenses. Our general and administrative expenses increased by 153.8% from $4.5 million for the nine months ended September 30, 2006 to $11.4 million for the nine months ended September 30, 2007, primarily due to (i) the increase in share-based compensation expenses that we incurred in connection with our grant of share options and restricted shares to general and administrative employees and (ii) increases in salaries and benefits for our administrative and finance personnel as we hired additional personnel in connection with the growth of our business. As a percentage of our total net revenues, general and administrative expenses decreased from 10.2% for the nine months ended September 30, 2006 to 6.5% for the nine months ended September 30, 2007, primarily as a result of the greater economies of scale that we achieved in the nine months ended September 30, 2007.
Research and Development Expenses. Our research and development expenses increased significantly from $115,000 for the nine months ended September 30, 2006 to $676,672 for the nine months ended September 30, 2007, due to increased efforts in development of new products and technology improvement. We expect our expenditures for research and development efforts to increase significantly in 2008 as we undertake technology development related to future product offerings.
Share-Based Compensation Expenses. Our share-based compensation expenses in the nine months ended September 30, 2006 was $3.5 million as compared to $7.0 million in the nine months ended September 30, 2007. This increase was due to the implementation of our share-based compensation program in May 2006, thus share-based compensation expenses allocated in 2006 occurred over a shorter time period as compared to the nine months ended September 30, 2007.
Interest Expenses. We incurred interest expenses of approximately $2.0 million for the nine months ended September 30, 2006 compared to $943,625 for the nine months ended September 30, 2007. The interest expenses for the nine months ended September 30, 2006 were in connection with (i) the convertible notes that we sold to HSBC and JAFCO in November 2005 and March 2006 and which were outstanding before July 1, 2006, (ii) non-cash amortization of discount on debts in relation to the convertible notes issued to HSBC and JAFCO and (iii) interest payable for our various short-term borrowings before our initial public offering in November 2006. These convertible notes were converted on July 1, 2006. As a result of relatively low debt levels in the nine months ended September 30, 2007, our interest expenses were comparatively lower for the nine months ended September 20, 2007, compared to the same period in 2006.
Loss on Change in Fair Value of Derivatives Related to Convertible Notes. We recorded nil for the loss on change in fair value of derivatives related to convertible notes for the nine months ended September 30, 2007 compared to $7.0 million for the nine months ended September 30, 2006. After amending the terms of our convertible notes in March 2006, we no longer incurred this charge.
Loss on Financial Instruments Related to Convertible Notes. We recorded nil for a non-cash charge for the nine months ended September 30, 2007 compared to $1.2 million for the nine months ended September 30, 2006. After issuing the second tranche convertible notes together with convertible notes issued pursuant to the investors’ option in March 2006, we no longer incurred this charge.
Income Tax Income (Expense). Our income tax expense was $202,430 for the nine months ended September 30, 2006, as compared to a gain of $76,786 for the nine months ended September 30, 2007, in part due to the tax benefit from the amortization of an increase in deferred tax assets associated with expenses related to our initial public offering and based on Canadian tax regulations.
Net Loss. As a result of the cumulative effect of the above factors, we recorded net loss of $6.2 million for the nine months ended September 30, 2007, as compared to a $4.3 million net loss for the nine months ended September 30, 2006.

Risk Factors
Risks Related to Our Company and Our Industry
Our quarterly operating results may fluctuate from period to period in the future.
Our quarterly operating results may fluctuate from period to period based on a number of factors, including:
•	the average selling prices of our solar modules and products;

•	the availability and pricing of raw materials, particularly high-purity silicon and reclaimable silicon;

•	the availability, pricing and timeliness of delivery of solar cells and wafers from our suppliers and toll manufacturers;

•	the rate and cost at which we are able to expand our internal manufacturing capacity to meet customer demand and the timeliness and success of these expansion efforts;

•	the impact of seasonal variations in demand linked to construction cycles and weather conditions, with purchases of solar products tending to decrease during the winter months in our key markets, such as Germany, due to adverse weather conditions that can complicate the installation of solar power systems;

•	timing, availability and changes in government incentive programs and regulations, particularly in our target markets;

•	unpredictable volume and timing of customer orders, some of which are not fixed by contract but vary on a purchase order basis;

•	the loss of one or more key customers or the significant reduction or postponement of orders from these customers;

•	availability of financing for on-grid and off-gird solar power applications;

•	unplanned additional expenses such as manufacturing failures, defects or downtime;

•	acquisition and investment related costs;

•	geopolitical turmoil within any of the countries in which we operate or sell products;

•	foreign currency fluctuations, particularly in the Euro, U.S. Dollar and RMB;

•	our ability to establish and expand customer relationships;

•	changes in our manufacturing costs;

•	changes in the relative sales mix of our products;

•	our ability to successfully develop, introduce and sell new or enhanced solar modules and products in a timely manner, and the amount and timing of related research and development costs;

•	the timing of new product or technology announcements or introductions by our competitors and other developments in the competitive environment; and

•	increases or decreases in electric rates due to changes in fossil fuel prices or other factors.
We base our planned operating expenses in part on our expectations of future revenue, and a significant portion of our expenses will be fixed in the short-term. If revenue for a particular quarter is lower than we expect, we likely will be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter. This may cause us to miss analysts’ guidance or any guidance announced by us. If we fail to meet or exceed analyst or investor expectations or our own future guidance, even by a small amount, our share price could decline, perhaps substantially.
Cancellation of customer product orders may make us unable to recoup prepayments made to suppliers.
Suppliers of solar wafers, cells and silicon raw materials typically require us to make prepayments well in advance of shipment. While we also sometimes require our customers to make partial prepayments, there is typically a lag between the time of our prepayment for solar wafers, cells and silicon raw materials and the time that our customers make prepayments to us. As a result, the purchase of solar wafers, cells and silicon feedstock, and other silicon raw materials through toll manufacturing arrangements, has required, and will continue to require, us to make significant working capital commitments beyond that generated from our cash flows from operations to support our estimated production output. In the event our customers cancel their orders, we may not be able to recoup prepayments made to suppliers in connection with our customers’ orders, which could have an adverse impact on our financial condition and results of operations.
Our future success substantially depends on our ability to significantly expand our internal solar components manufacturing capacity, which exposes us to a number of risks and uncertainties.
Our future success depends on our ability to significantly increase our internal solar components manufacturing capacity. If we are unable to do so, we may be unable to expand our business, decrease our costs per watt, maintain our competitive position and improve our profitability. Our ability to establish additional manufacturing capacity is subject to significant risks and uncertainties, including:
•	the need to raise significant additional funds to purchase raw materials and to build additional manufacturing facilities, which we may be unable to obtain on commercially viable terms or at all;

•	delays and cost overruns as a result of a number of factors, many of which are beyond our control, including delays in equipment delivery by vendors;

•	delays or denial of required approvals by relevant government authorities;

•	diversion of significant management attention and other resources; and

•	failure to execute our expansion plan effectively.
If we are unable to establish or successfully operate our internal solar components manufacturing capabilities, or if we encounter any of the risks described above, we may be unable to expand our business as planned. Moreover, even if we do expand our manufacturing capacity we might not be able to generate sufficient customer demand for our solar power products to support our increased production levels.
We may experience difficulty in developing our internal production capabilities for ingots and wafers and, if developed, in achieving acceptable yields and product performance as a result of manufacturing problems.
We are in the process of developing our internal production capabilities for the manufacture of silicon ingots and wafers. We do not have prior operational experience in ingot and wafer production and will face significant challenges in developing this line of business, and may not be successful in doing so. The technology is complex, and will require costly equipment and the hiring of highly skilled personnel to implement. In addition, we may experience delays in developing these capabilities and in obtaining governmental permits required to carry on these operations.
If we are able to successfully develop these production capabilities, we will need to continuously enhance and modify these capabilities in an effort to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture wafers can cause a percentage of the wafers to be rejected, which in each case, negatively affects our yields. We may experience production difficulties that cause manufacturing delays and lower than expected yields.
Problems in our facilities may limit our ability to manufacture products, including but not limited to, production failures, construction delays, human errors, equipment malfunction or process contamination, which could seriously harm our operations. We may also experience floods, droughts, power losses and similar events beyond our control that would affect our facilities. A disruption to any step of the manufacturing process will require us to repeat each step and recycle the silicon debris, thus adversely affecting our yields.
We rely on dividends paid by our subsidiaries for our cash needs.
We conduct significantly all of our operations through our subsidiaries, CSI Solartronics (Changshu) Co., Ltd., CSI Solar Manufacture Inc., CSI Solar Technologies Inc., CSI Central Solar Power Co., Ltd., CSI Cells Co., Ltd. and Changshu CSI Advanced Solar Inc., which are companies established in China. We rely on dividends paid by these subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. These subsidiaries are also required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. In addition, if any of these subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.
We may face a potential risk for failing to comply with certain PRC legal requirements.
We are required to comply with the PRC Environmental Protection Law. For example, some of our subsidiaries, such as CSI Luoyang and CSI Cells, are required to have their manufacturing facilities examined and approved by the PRC Environmental Protection Agency prior to the start of production. However, due to discrepancies between interpretation of the written law and its application to date, both CSI Luoyang and CSI Cells began production earlier this year without obtaining such approvals. As a result, there is a risk that we may be ordered by the relevant environmental protection administration to cease manufacturing at one or both operations and face fines. We are currently negotiating with the relevant authorities to complete the examination and obtain the requisite approvals. We will need to undergo similar reviews and obtain approvals prior to launching our solar wafer manufacturing operations. There can be no assurance that we will obtain the necessary approvals for our manufacturing operations in a timely manner, if at all.
Also, some registration certificates of the PRC subsidiaries have expired or have not been updated with current subsidiary registration information, which may result in administrative fines. We are currently conducting efforts to renew and update these certificates with the relevant governmental authorities and are hopeful of obtaining the renewed and updated certificates in a timely manner.
In addition, we adopted a share incentive plan in 2006 that grants employees, including some of our PRC employees, share options and restricted shares. However, we have not yet filed our share incentive plan with SAFE as required by the Implementation Rule of the Individual Foreign Exchange Administrative Measures (“SAFE Rules”). Since the SAFE Rules were only adopted in February 2007, there is some uncertainty as to how they will be interpreted and implemented. If SAFE subsequently determines that we were required to obtain its approval before allowing our PRC employees to participate in our share incentive plan, this could have an adverse effect on our ability to grant our PRC employees share options and restricted shares.